UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company)

JAVELIN PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

471894105
(CUSIP Number of Class of Securities)

Martin J. Driscoll
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella, Esq.
Marc Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 1 (“Amendment No. 1”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on April 22, 2010 (the “Schedule 14D-9”) by Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 1 relate to the tender offer by Discus Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to purchase all of the outstanding Company common stock, par value $0.001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Hospira and Offeror with the SEC on April 21, 2010. The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Offeror and the Company, pursuant to which, following the consummation of the Merger and the satisfaction or waiver of certain conditions, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Hospira.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(a)(8)	Notice to Employee Stock Purchase Plan Participants, dated May 10, 2010.
(a)(9)	Notice to Placement Agents Warrant Holders, dated May 10, 2010.
(a)(10)	Notice to Common Stock Purchase Warrant Holders, dated May 10, 2010.
(a)(11)	Notice to Stock Option Holders, dated May 10, 2010.
(a)(12)	Press Release issued by the Company on May 10, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAVELIN PHARMACEUTICALS, INC.

By:	/s/ Martin J. Driscoll
Martin J. Driscoll
Chief Executive Officer

Dated: May 10, 2010